UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 29)
GENZYME CORPORATION
(Name of Subject Company)
GENZYME CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
372917104
(CUSIP Number of Common Stock)
Peter Wirth
Executive Vice President
Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

Paul M. Kinsella	Andrew R. Brownstein
Ropes & Gray LLP	Wachtell, Lipton, Rosen & Katz
Prudential Tower	51 West 52nd St
800 Boylston Street	New York, New York 10019
Boston, Massachusetts 02199	(212) 403-1000
(617) 951-7000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 29 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Genzyme Corporation, a Massachusetts corporation (the “Company” or “Genzyme”), with the Securities and Exchange Commission (the “SEC”) on October 7, 2010 (as previously amended, the “Schedule 14D-9”), relating to the tender offer by GC Merger Corp., a Massachusetts corporation (“Offeror”) and wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme (“Sanofi”), to purchase all of the outstanding shares of the Company’s common stock, par value $.01 per share (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, originally dated October 4, 2010, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, and as amended or supplement from time to time, constitutes the “Offer”), originally included as Exhibits (a)(1)(A) and (a)(1)(B) to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Sanofi and Offeror with the SEC on October 4, 2010. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9 filed on October 7, 2010 and any amendments thereto.
Item 8. Additional Information.
1. Item 8 is hereby amended and supplemented by amending and restating the last paragraph under the heading “(d) Litigation – State Cases” with the following:
     “On March 24, 2011, the plaintiffs in the Consolidated State Action filed an emergency motion for a preliminary injunction to “escrow a portion of the acquisition proceeds for the payment of plaintiffs’ counsel’s attorneys’ fees and expenses.” A copy of this motion was previously filed as Exhibit (a)(52) to the Schedule 14D-9. In this motion, the plaintiffs sought to have the court require that $1.9 million of the amounts otherwise payable to Company shareholders be placed in an escrow account pending a hearing on a purportedly forthcoming application by the plaintiffs for an award of attorneys’ fees and expenses. The foregoing description of this motion is qualified in its entirety by reference to Exhibit (a)(52) to the Schedule 14D-9. A hearing on this motion was held on March 29, 2011 and on March 30, 2011 the court denied the plaintiffs’ motion for preliminary injunction.”
2. Item 8 is hereby amended and supplemented by adding the following after the last paragraph under the heading “(d) Litigation”:
     “The Company does not expect litigation to delay the consummation of the Revised Offer.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2011	GENZYME CORPORATION

	By: Name:	/s/ Thomas J. DesRosier Thomas J. DesRosier
	Title:	Senior Vice President, General Counsel and Chief Legal Officer